FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated May 2, 2006 regarding Repsol YPF’s response to terms and conditions of the measures announced by the Bolivian government.

Press Release

Item 1

General Communications Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 2 May 2006

Number of pages: 1

INFORMATIVE NOTE

Repsol YPF is waiting for further details regarding the terms and conditions of the measures announced by the Bolivian government, including the opening of a 180-day period for the renegotiating of contracts held with the oil companies that are operating in that country.

Following the first information publicly known, Decree 28,701 of 1 May 2006, Repsol YPF’s legal department is closely studying all the implications relating to legal security and guarantees for the investments and the continuity of the company’s activities before making any decision in this respect.

Repsol YPF will consider all the actions at its disposal to protect its assets and preserve the employment of all those who work directly and indirectly in Bolivia.

On a first impression, the company views the decree made public yesterday to nationalise hydrocarbons with concern, although in view of the vagueness of the terms in which it is expressed, will not make a definite evaluation until its scope and consequences are fully known.

Antonio Brufau said from Argentina that although he considers the nationalisation decree to “sidestep all industrial logic that ought to govern relations between a government and companies,” he believes that “there is still time for an agreement to be reached, and I hope that in these 180 days we will all be capable of applying our talent and intellect, both one party and the other.”

Brufau added that, “Bolivia should not remain apart from the international political system,” and “in the current situation, it is imperative to study the Decree in depth, analysing its consequences in detail and taking advantage of the 180 days time limit set by the government to reach agreements of economic rationale for both parties.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 5, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer